Mail Stop 4561

May 8, 2006

Mr. Melvin S. Cook
Chairman and President
Holobeam, Inc.
217 First Street
P.O. Box 287
Ho-Ho-Kus, NJ 07423

   Re: **Holobeam, Inc.**
     Item 4.02 Form 8-K
     Filed May 1, 2006
     File No. 0-03385

Dear Mr. Cook:

  We have completed our review of your Item 4.02 Form 8-K and do not, at this time, have any further comments.

       Sincerely,

       Steven Jacobs
       Accounting Branch Chief